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                           December 29, 2023

       David Duvall
       Chief Executive Officer
       Core Molding Technologies, Inc.
       800 Manor Park Drive
       Columbus, Ohio 43228-0183

                                                        Re: Core Molding
Technologies, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 22,
2023
                                                            File No. 333-276261

       Dear David Duvall:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jane
Park at 202-551-7439 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Aaron Seamon, Esq.